                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                 (Amendment #1)*


                            Tier Technologies, Inc.
                            -----------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   88650Q100
                                   ---------
                                 (CUSIP Number)

   DECEMBER 31, 1998 (Date of Event Which Requires Filing of this Statement)
                Check the appropriate box to designate the rule
                    pursuant to which this schedule is filed:
                              (X) Rule 13d-1(b)
                              ( ) Rule 13d-1(c)
                              ( ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 88650Q100

-----------------------------------------------------------------------
1)  Name of Reporting Person                  SAFECO Asset Management
    S.S. or I.R.S. Identification             Company
    No. of Above Person
-----------------------------------------------------------------------
2)  Check the Appropriate Box if a Member     (a)  / /
    of a Group (See Instructions)             (b)  / /
-----------------------------------------------------------------------
3)  SEC Use Only
-----------------------------------------------------------------------
4)  Citizenship or Place of Organization
                                              State of Washington
-----------------------------------------------------------------------
Number of Shares   (5) Sole Voting Power
Beneficially                                  0
Owned by           ----------------------------------------------------
Reporting          (6) Shared Voting Power
Person With                                   0
                   -----------------------------------------------------
                   (7) Sole Dispositive Power
                                              0
                   -----------------------------------------------------
                   (8) Shared Dispositive Power
                                              0
-----------------------------------------------------------------------
9)  Aggregate Amount Beneficially Owned by Reporting Person
                                              0
-----------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)    / /
-----------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row 9
                                              0.0%
-----------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)
                                              IA
-----------------------------------------------------------------------


                              Page 2 of 7 Pages
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CUSIP No. 88650Q100

-----------------------------------------------------------------------
1)  Name of Reporting Person                  SAFECO Corporation
    S.S. or I.R.S. Identification
    No. of Above Person
-----------------------------------------------------------------------
2)  Check the Appropriate Box if a Member     (a)  / /
    of a Group (See Instructions)             (b)  / /
-----------------------------------------------------------------------
3)  SEC Use Only
-----------------------------------------------------------------------
4)  Citizenship or Place of Organization
                                              State of Washington
-----------------------------------------------------------------------
Number of Shares   (5) Sole Voting Power
Beneficially                                  0
Owned by           ----------------------------------------------------
Reporting          (6) Shared Voting Power
Person With                                   0
                   ----------------------------------------------------
                   (7) Sole Dispositive Power
                                              0
                   ----------------------------------------------------
                   (8) Shared Dispositive Power
                                              0
-----------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Reporting Person
                                              0
-----------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /
-----------------------------------------------------------------------
11)  Percent of Class Represented by Amount in Row 9
                                              0.0%
-----------------------------------------------------------------------
12)  Type of Reporting Person (See Instructions)
                                              HC
-----------------------------------------------------------------------


                              Page 3 of 7 Pages
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CUSIP No. 88650Q100

Item 1(a).       Name of Issuer:  See front cover

Item 1(b).       Address of Issuer Principal Executive Offices:
                 1350 Treat Blvd., Suite 250, Walnut Creek, CA  94596

Item 2(a).       Name of Person(s) Filing:  See Item 1 on cover page (pp 2-3).

Item 2(b).       Address of Principal Business Office or, If None, Residence:

                 SAFECO Corporation:  SAFECO Plaza, Seattle, WA  98185

                 SAFECO Asset Management Company: 601 Union Street, Suite 2500, Seattle, WA 98101

Item 2(c).       Citizenship:   See Item 4 on cover page (pp 2-3).

Item 2(d).       Title of Class of Securities:   See front cover page.

Item 2(e).       CUSIP Number:   See front cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the persons filing are:

      (a)  ( )   Broker or Dealer registered under Section 15 of the Act.
      (b)  ( )   Bank as defined in Section 3(a)(6) of the Act.
      (c)  ( )   Insurance Company as defined in Section 3(a)(19) of the Act.
      (d)  ( )   Investment Company registered under Section 8 of the
                 Investment Company Act of 1940.
      (e)  (X)   Investment Advisor registered under Section 203 of the
                 Investment Advisers Act of 1940.
      (f)  ( )   Employee Benefit Plan, Pension Fund which is subject to
                 provisions of Employee Retirement Income Security Act of 1974
                 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
      (g)  (X)   Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).
      (h)  ( )   Savings Association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act.
      (i)  ( )   Church Plan that is excluded from the definition of an
                 investment company under Section 3(c)(14) of the Investment
                 Company Act of 1940.
      (j)  ( )   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                              Page 4 of 7 Pages
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CUSIP No. 88650Q100

Item 4.  Ownership:

         Items (a) through (c): See items 1 and 5-11 of the cover pages
         (pp 2-3).

Item 5.  Ownership of 5% or Less of a Class:

         This statement is filed to report that as of December 31, 1998, the reporting persons have ceased to be the beneficial owners of more than 5% of the common stock of the issuer.

Item 6.  Ownership of More than 5% on Behalf of Another Person:  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         SAFECO Asset Management Company is the subsidiary on which SAFECO Corporation is reporting as the parent holding company. SAFECO Asset Management Company is an investment adviser as specified in Item 12 on the cover page (p. 3).

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.  Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              Page 5 of 7 Pages
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CUSIP No. 88650Q100

Exhibits.

         The statement required by Rule 13d-1(f) is attached as Exhibit A.


Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 11, 1999                SAFECO Corporation


                                       By      /s/ Ronald L. Spaulding
                                            ------------------------------
                                            Ronald L. Spaulding, Treasurer



                                       SAFECO Asset Management Company


                                       By       /s/ Neal A. Fuller
                                            ------------------------------
                                            Neal A. Fuller, Secretary


                              Page 6 of 7 Pages
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CUSIP No. 88650Q100

                                    EXHIBIT A

Agreement for filing Schedule 13-G.

Pursuant to the requirements of Regulation 13d-1(d), SAFECO Corporation and SAFECO Asset Management Company each agree that Schedule 13-G filed by them with regard to Tier Technologies, Inc.'s common stock is filed on behalf of each of them.

Date: February 11, 1999                SAFECO Corporation


                                       By       /s/ Ronald L. Spaulding
                                            ------------------------------
                                            Ronald L. Spaulding, Treasurer



                                       SAFECO Asset Management Company


                                       By      /s/  Neal A. Fuller
                                            ----------------------------
                                            Neal A. Fuller, Secretary


                              Page 7 of 7 Pages